Mail Stop 4561

January 3, 2008

Ms. S. Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
1 Gateway Center
Newark, NJ   07102

> **Re: Wilshire Enterprises, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed May 1, 2007**
> **File No. 001-04673**

Dear Ms. Izak:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief